Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Annual General Meeting

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 5 June 2013 at 10:00 a.m. is set out on pages 5 to 9 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 15 May 2013.

18 April 2013

Commission File Number 001-31914

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Commission File Number 001-31914

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Wednesday, 5 June 2013 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
President and Executive Director:	PRC
Mr. Wan Feng

Vice Presidents and Executive Directors:	Place of business in Hong Kong:
Mr. Lin Dairen, Ms. Liu Yingqi	25th Floor, C.L.I. Building
313 Hennessy Road, Wanchai
Hong Kong

Non-executive Directors:
Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong

Independent Non-executive Directors:
Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

18 April 2013

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 5 June 2013 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

Commission File Number 001-31914

LETTER FROM THE BOARD

2.	BUSINESS TO BE CONSIDERED AT THE AGM

The business to be considered at the AGM is described in more detail in the Notice of Annual General Meeting set out on pages 5 to 9 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (a) the report of the Board of Directors for the year 2012, (b) the report of the Supervisory Committee for the year 2012, (c) the financial report for the year 2012, (d) the profit distribution plan for the year 2012, (e) the remuneration of the Directors and Supervisors, (f) the remuneration of the auditors for the year 2012, (g) the appointment of the auditors for the year 2013, and (h) the cap amounts in respect of the framework agreement for daily connected transactions with China Guangfa Bank Co., Ltd.

Special resolution will be proposed at the AGM to approve (i) the proposed amendments to the Articles of Association.

The matters for shareholders’ review at the AGM include: (j) the duty report of the Independent Directors for the year 2012, and (k) the report on the status of connected transactions and execution of the connected transactions management system for the year 2012.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I) and the report on the status of connected transactions and execution of the connected transactions management system for the year 2012 (see Appendix II).

3.	THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 15 May 2013.

Commission File Number 001-31914

LETTER FROM THE BOARD

4.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

5.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,

Yang Mingsheng

Chairman

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 5 June 2013 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2012.

2.	To consider and approve the report of the Supervisory Committee of the Company for the year 2012.

3.	To consider and approve the financial report of the Company for the year 2012.

4.	To consider and approve the profit distribution plan of the Company for the year 2012.

5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.

6.	To consider and approve the remuneration of the auditors of the Company for the year 2012.

7.	To consider and approve the appointment of the auditors of the Company for the year 2013.

8.	To consider and approve the cap amounts in respect of the framework agreement for daily connected transactions between the Company and China Guangfa Bank Co., Ltd.

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

9.	To consider and approve the following proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments, which in his/her opinion may be necessary or desirable, in the process of obtaining the relevant regulatory approvals in accordance with the requirements of the relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall only come into effect after the relevant approvals from the China Insurance Regulatory Commission are obtained.

A new paragraph shall be added to Article 218 of the Articles of Association as follows:

“Subject to the requirements of the relevant laws, rules and regulations of the PRC, as well as the regulations of the jurisdictions in which the shares of the Company are listed, the Company may exercise the right to forfeit unclaimed dividends, but the said right shall be exercised only after the expiration of the applicable limitations period.”

TO RECEIVE RELEVANT REPORTS

10.	To receive the duty report of the Independent Directors for the year 2012.

11.	To receive the report on the status of connected transactions and the execution of connected transactions management system for the year 2012.

Note: The English version of this notice is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board

Heng Kwoo Seng

Company Secretary

18 April 2013

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng,

Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian,

Mr. Wang Sidong

Independent Non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,

Mr. Anthony Francis Neoh, Mr. Tang Jianbang

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting from Monday, 6 May 2013 to Wednesday, 5 June 2013 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 3 May 2013.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS AND INDIVIDUAL FOREIGN SHAREHOLDERS, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.14 per share (inclusive of tax), amounting to a total of RMB3,957 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Wednesday, 28 August 2013 to the H Share shareholders whose names appear on the H Share register of members of the Company on Monday, 17 June 2013.

The H Share register of members of the Company will be closed from Tuesday, 11 June 2013 to Monday, 17 June 2013 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 10 June 2013.

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2012 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45)          was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2012 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2012 final dividend to its A Share shareholders.

3.	PROXY

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 15 May 2013.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033

Contact office	:	Board Secretariat

Telephone No.	:	86 (10) 6363 2962; 86 (10) 6363 2963

Facsimile No.	:	86 (10) 6657 5112

Commission File Number 001-31914

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(A). ORDINARY RESOLUTIONS

1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2012

The Company’s report of the Board of Directors for the year 2012 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2012 Annual Report.

2.	TO CONSIDER AND APPROVE THE REPORT OF THE SUPERVISORY COMMITTEE OF THE COMPANY FOR THE YEAR 2012

The Company’s report of the Supervisory Committee for the year 2012 is set out in the section headed “Report of the Supervisory Committee” in the Company’s 2012 Annual Report.

3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2012

The audited financial statements and auditor’s report for the year ended 31 December 2012 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2012 Annual Report.

4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2012

In accordance with the audited financial report of the Company for the year 2012 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2012:

(1)	As the Company incurred no losses from previous years, no make-up for losses needs to be made;

(2)	According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB1,107 million (being 10% of the after-tax profit of the Company) will be allocated to the mandatory reserve fund of the Company;

(3)	According to the Company Law of the People’s Republic of China and the Articles of Association of the Company, a sum of RMB1,107 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company;

Commission File Number 001-31914

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(4)	According to the Financial Rules for Financial Enterprises issued by the Ministry of Finance, a sum of RMB1,107 million (being 10% of the after-tax profit of the Company) will be allocated to the general risk reserve fund of the Company;

(5)	Based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.14 per share (inclusive of tax), totaling RMB3,957 million, to all shareholders of the Company; and

(6)	After the foregoing distributions of the after-tax profit of the Company for the year 2012, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

5.	TO CONSIDER AND APPROVE THE REMUNERATION OF THE DIRECTORS AND SUPERVISORS OF THE COMPANY

(1)	Remuneration for the year 2011

The remuneration of Directors and Supervisors of the Company for the year 2011 was determined in accordance with the relevant regulatory requirements. The remuneration of Directors and Supervisors of the Company for the year 2011 is as follows:

(a)	Remuneration of the then Directors for the year 2011

The total salary of the then Directors for the year 2011 was RMB6,158,100 (including the deferral payment of performance bonus amounting to RMB1,942,200) and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,041,900, amounting to a total remuneration of RMB7,200,000, of which RMB5,257,800 was paid in 2011.

(b)	Remuneration of the then Supervisors for the year 2011

The total salary of the then Supervisors for the year 2011 was RMB4,419,900 (including the deferral payment of performance bonus amounting to RMB469,700) and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB973,600, amounting to a total remuneration of RMB5,393,500, of which RMB4,923,800 was paid in 2011.

Commission File Number 001-31914

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(2)	Remuneration for the year 2012

As at the date of the Notice of Annual General Meeting of the Company, the relevant regulatory authorities have not confirmed the remuneration of Directors and Supervisors of the Company for the year 2012. The remuneration of Directors and Supervisors of the Company for the year 2012 was determined in accordance with the relevant regulatory requirements on a preliminary basis. The remuneration for the year 2012 is as follows:

(a)	Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2012 was RMB2,193,300 and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,275,600, amounting to a total remuneration of RMB3,468,900 in 2012.

(b)	Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2012 was RMB2,354,800 and their welfare (including benefits, social security and housing provident fund paid by the Company) was RMB1,261,600, amounting to a total remuneration of RMB3,616,400 in 2012.

(3)	Remuneration arrangement for the year 2013

(a)	Remuneration arrangement of Directors

Given that the remuneration for the year 2012 has not been finalized, the remuneration of Executive Directors for the year 2013 will be determined on a preliminary basis according to the 2011 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2013 for shareholders’ approval.

In accordance with the regulatory requirements of the PRC and as required by China Life Insurance (Group) Company, Non-executive Directors will not receive any remuneration from the Company.

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. Without considering the performance appraisal, the annual remuneration of each Independent Director was RMB300,000 (before tax). In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 (before tax) per annum.

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APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(b)	Remuneration arrangement of Supervisors

Given that the remuneration for the year 2012 has not been finalized, the remuneration of the Chairperson of the Supervisory Committee for the year 2013 will be determined on a preliminary basis according to the 2011 standards of basic remuneration. In the event that the relevant policies of the PRC are amended, such remuneration will be adjustedaccordingly and will be proposed at the Company’s annual general meeting for the year 2013 for shareholders’ approval.

The remuneration of internal Supervisors for the year 2013 will be determined in accordance with the Provisional Regulations on the Administration of Employees’ Salary of China Life Insurance Company Limited, and its implementation will be proposed at the Company’s annual general meeting for the year 2013 for shareholders’ approval.

In accordance with the proposal approved by the Board of Directors, the remuneration of external Supervisors will comprise basic salary and performance bonus. Without considering the performance appraisal, the annual remuneration of each external Supervisor was RMB150,000 (before tax).

6.	TO CONSIDER AND APPROVE THE REMUNERATION OF THE AUDITORS OF THE COMPANY FOR THE YEAR 2012

The Company appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as its PRC auditor and PricewaterhouseCoopers as its international auditor for the year 2012. The proposed remuneration of auditors for the year 2012 is RMB63.90 million.

7.	TO CONSIDER AND APPROVE THE APPOINTMENT OF THE AUDITORS OF THE COMPANY FOR THE YEAR 2013

Pursuant to Rule 13.88 of the Hong Kong Listing Rules, an issuer must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting until the next annual general meeting. As such, the Board proposes to appoint Ernst & Young Hua Ming LLP and Ernst & Young as the PRC auditor and the international auditor of the Company for the year 2013 respectively, who will hold office until the conclusion of the annual general meeting for the year 2013. The proposed annual remuneration is RMB50.70 million.

This resolution was approved by the shareholders at the first extraordinary general meeting 2013 of the Company and is now submitted to the AGM for shareholders’ consideration and approval.

Commission File Number 001-31914

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

8.	TO CONSIDER AND APPROVE THE CAP AMOUNTS IN RESPECT OF THE FRAMEWORK AGREEMENT FOR DAILY CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA GUANGFA BANK CO., LTD.

The Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”) have been entering into daily transactions on normal commercial terms in the ordinary course of business of the Company, which include deposit transactions and non-deposit transactions. Pursuant to Rule 10.1.3 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (hereinafter referred to as the “SSE Listing Rules”), as Mr. Wan Feng, an Executive Director and the President of the Company, and Mr. Liu Jiade, the Vice President of the Company, are the directors of CGB, CGB constitutes a connected legal person of the Company. As such, any daily transaction between the Company and CGB constitutes a daily connected transaction within the meaning of the SSE Listing Rules, but does not constitute a connected transaction within the meaning of the Hong Kong Listing Rules.

The balances of the deposit transactions between the Company and CGB as at 31 December 2010, 2011 and 2012 were as follows:

	Unit: RMB’000 million
Daily Connected Transaction	2010	2011	2012
Deposit	85	125	159

The transaction amounts of the non-deposit transactions between the Company and CGB for the years of 2010, 2011 and 2012 were as follows:

	Unit: RMB million
Daily Connected Transaction	2010	2011	2012
Income from agency services	16	9	9
Purchase of insurance	—	5	2

Such transactions were approved individually and separately in accordance with the applicable procedures.

Commission File Number 001-31914

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

Given that the Company and CGB will continue to enter into daily connected transactions, the Company proposes to enter into a framework agreement for daily connected transactions (hereinafter referred to as the “Framework Agreement”) with CGB. The daily connected transactions under the Framework Agreement include deposits in RMB, deposits in foreign currency, policy management, wealth management products of commercial banks and credit asset-backed securities of banking financial institutions that may occur in future in accordance with the applicable regulatory requirements from time to time. The Company expects the cap amounts in respect of the Framework Agreement to be as follows:

1.	the maximum daily balance in respect of the deposit transactions between the Company and CGB during the period from 1 January 2013 to 31 December 2015 will be RMB30 billion or its equivalent in foreign currency;

2.	the annual cap in respect of the non-deposit transactions between the Company and CGB for each of the three years ending 31 December 2015 will be RMB5 billion or its equivalent in foreign currency.

As each of the above cap amounts exceeds the threshold that triggers shareholders’ approval requirement under the SSE Listing Rules, the Company hereby puts forward to the shareholders’ general meeting to consider and approve such cap amounts. Upon approval by the shareholders and so long as the relevant transaction amounts are within the respective approved cap amounts, the daily connected transactions between the Company and CGB will not be required to be approved individually and separately by the Board or the shareholders’ general meeting.

(B). SPECIAL RESOLUTION

9.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The current Articles of Association of the Company were passed at the annual general meeting of the Company for the year 2011 held on 22 May 2012 and were approved by the CIRC on 4 July 2012. On 19 February 2013, certain amendments to the Articles of Association were approved at the first extraordinary general meeting 2013 of the Company and are still pending approval by the CIRC.

Pursuant to Section 3(2) of Appendix 3 (Articles of Association) and Rule 19A.47 of the Hong Kong Listing Rules, the Company proposes to add a new paragraph to Article 218 of the Articles of Association, so as to clearly define the Company’s right to forfeit unclaimed dividends after the expiration of the applicable limitations period.

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APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

As such, the Board puts forward to the shareholders’ general meeting to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments, which in his/her opinion may be necessary or desirable, in the process of obtaining the relevant regulatory approvals in accordance with the requirements of the relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall only come into effect after the relevant approvals from the CIRC are obtained.

The full text of the proposed amendments to the Articles of Association is set out in the Notice of Annual General Meeting of the Company dated 18 April 2013.

(C). TO RECEIVE RELEVANT REPORTS

10.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2012

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors for the year 2012 has been approved at the sixth meeting of the fourth session of the Board held on 27 March 2013. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Work for the 2012 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors for the year 2012. Please refer to the announcement published by the Company on 28 March 2013 for details of the report.

11.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2012

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the CIRC, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and execution of the connected transactions management system for the year 2012 is set out in Appendix II to this circular for shareholders’ information.

Commission File Number 001-31914

APPENDIX II REPORT ON THE STATUS OF CONNECTED TRANSACTIONS

AND EXECUTION OF THE CONNECTED TRANSACTIONS

MANAGEMENT SYSTEM FOR THE YEAR 2012

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2012

In 2012, China Life Insurance Company Limited (hereinafter referred to as the “Company”) continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the CIRC, which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “ CLIC”);

2.	the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC;

3.	the sale of insurance products by the Company in its capacity of an agent of China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “P&C Company”);

4.	property leasing agreements between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

5.	the negotiated deposits of the Company with China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

6.	the entrustment of enterprise annuity funds and account management agreement among the Company, CLIC, AMC and China Life Pension Company Limited (hereinafter referred to as “Pension Company”); and

7.	the service trademarks permitted by CLIC to be used by the Company.

Commission File Number 001-31914

APPENDIX II REPORT ON THE STATUS OF CONNECTED TRANSACTIONS

AND EXECUTION OF THE CONNECTED TRANSACTIONS

MANAGEMENT SYSTEM FOR THE YEAR 2012

(II)	Major Connected Transactions Entered into During the Year

1.	Sale of selected insurance products by the Company in its capacity of an agent of P&C Company. In 2008, the Company and P&C Company entered into the 2008 insurance sales framework agreement, pursuant to which, P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. On 8 March 2012, the Company and P&C Company entered into the 2012 insurance sales framework agreement, the terms and conditions of which were substantially the same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement was for a term of two years and would be automatically extended for another year if no objection arose. The Company set the annual caps of the transactions for each of the three years ending 31 December 2014. On 5 January 2013, the Company published an announcement that the agency service fee for 2012 was expected to be approximately RMB700 million, and the annual caps of the transactions for 2013 and 2014 were revised to RMB1,250 million and RMB1,950 million, respectively.

2.	Acquisition of properties from CLI. On 27 June 2012, the Company and CLI entered into the property transfer framework agreement, pursuant to which, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consisted of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The agreement was for a term of three years. The total consideration for the property purchase is expected to be no more than RMB1.7 billion.

3.	The Company’s negotiated deposits arrangement with CGB. The Company’s negotiated deposit of RMB2.1 billion with CGB with a deposit period of 61 months was considered and approved at the third meeting of the fourth session of the Board of the Company. Interest is payable on an annual basis at a fixed rate of 5.1% per annum.

4.	New asset management agreement between the Company and AMC. The proposal in relation to the new agreement was considered and approved at the fourth meeting of the fourth session of the Board of the Company. Under the agreement entered into in 2012, AMC should invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the guidelines of the Company. The Company would retain the title of the entrusted assets. The service fee consisted of a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets managed by AMC and the management fee rate pre-determined by the parties on an arm’s length basis. The variable service fee is payable annually and is calculated with reference to the fixed service fee per annum and the results of the annual appraisal conducted by the Company in respect of this matter. The agreement was for a term from 1 January 2013 to 31 December 2014, and would be automatically extended for another year if no objection arose. The annual cap of the asset management fees for each of the three years ending 31 December 2015 is RMB1,200 million.

Commission File Number 001-31914

APPENDIX II REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2012

5.	Memorandum on the enterprise annuity funds scheme among the Company, CLIC, AMC and Pension Company. As approved at the fourth meeting of the fourth session of the Board of the Company, the Company, CLIC, AMC and Pension Company renewed the entrustment of enterprise annuity funds and account management agreement of China Life Insurance (Group) Company in the form of memorandum for a tentative period of one year.

6.	Renewal of the property leasing agreement between the Company and CLI. As approved at the fourth meeting of the fourth session of the Board of the Company, the Company and CLI renewed the property leasing agreement. The agreement was for a term from 1 January 2013 to 31 December 2014. The annual rent was expected to be approximately RMB92 million. In the event of any adjustment to the scope of the lease, the Company would make corresponding adjustments to the rent pursuant to the agreement.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures. The pricing principles of the Company’s connected transactions were fair and in the interests of the Company’s shareholders as a whole.

II.	Implementation of the Connected Transactions Management System

In 2012, a comprehensive connected transactions management and implementation system was established, which covered business, finance, information disclosure, auditing, internal control, information technology, legal compliance and various other aspects, in accordance with the Measures on Connected Transactions Management and other connected transactions management policies of the Company. The management of the Company’s connected transactions has been conducted in an efficient and orderly manner.

(I)	Performance of the Regulatory Obligations for Examination, Approval and Disclosure of Connected Transactions in a Diligent Manner

There was no major connected transaction in 2012 that required the approval by the shareholders’ general meeting.

Connected transactions that required examination and approval by the Board were examined and approved at Board meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction consideration, and the procedures of voting were in compliance with laws. The Audit Committee confirmed a list of connected parties of the Company pursuant to the relevant requirements.

Commission File Number 001-31914

APPENDIX II REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2012

Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Approval Committee worked efficiently in examining and considering connected transactions, which provided the business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured that the Company’s connected transactions were implemented efficiently and effectively.

(II)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found in the audit that the management and operation of connected transactions were normal, the formalities in relation to the agreements for connected transactions directly entered into by the Company were completed, the contents of the agreements were in compliance with applicable laws, the approval and disclosure of the agreements were in line with the regulatory requirements, and no action has been found that would impair the interests of the Company and its shareholders. Specific recommendations were proposed in respect of the issues identified in the course of the audit.

(III)	Reporting to or Filing with Regulatory Departments

The Company completed the work of reporting and filing as required by regulatory authorities, including the submission of reports on major connected transactions to the CIRC and the filing of information about connected parties with Shanghai Stock Exchange.

(IV)	Training Courses on the Regulatory Requirements and Systems of Connected Transactions

With the amendments to and the implementation of the Measures on Connected Transactions Management by the Company, the Company actively provided training courses on regulatory requirements and systems of connected transactions. The Company provided training courses on regulatory requirements and systems to the relevant employees of various departments in its headquarters and branch companies at the provincial level in June and September 2012.

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APPENDIX II REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2012

(V)	Strengthening the Communications with its Subsidiaries

In light of its actual situation in 2011, the Company stepped up its efforts on the communication with its subsidiaries, invited them to participate in the Company’s training courses on the regulatory requirements and systems of connected transactions and issued to them the Guidelines on Reporting Connected Transactions by Subsidiaries.

In summary, the Company actively promoted the management of connected transactions in 2012, which effectively safeguarded the legitimate interests of the Company and the medium and small scale investors. The Company will continue to strengthen its internal management and enhance the overall management of its connected transactions.

III.	Work Plan for the Year 2013

In 2013, the Company will use its best efforts to further implement the Measures on Connected Transactions Management, seriously perform its duties on management of connected transactions, improve the overall management and control of connected transactions and complete all works associated with connected transactions.

Firstly, it will further implement the Measures on Connected Transactions Management of the Company, and increase the awareness of all departments of the Company on the compliance requirements for connected transactions through various channels on an on-going basis.

Secondly, it will continue to perform its duties on connected transaction management and to improve its work quality. The Company will maintain the datebase of connected parties on a regular basis, perform its regulatory obligations for examination, approval and disclosure of daily connected transactions, and strengthen the research and study of connected transaction rules, so as to continue to increase the quality and level of the Company’s connected transaction management.

This report is hereby submitted for your review.

Board of Directors of

China Life Insurance Company Limited

Note:	The English version of this Appendix is an unofficial translation and is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.